Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 3, 2005, and the related Letter of Transmittal (and any amendments or supplements thereto). The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
PEC Solutions, Inc.
at
$15.50 Net Per Share
by
PS Merger Sub, Inc.
a wholly owned subsidiary of
Nortel Networks Inc.

     PS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nortel Networks Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of PEC Solutions, Inc., a Delaware corporation (the “Company”), at a purchase price of $15.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 31, 2005, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn immediately prior to the expiration of the Offer, such number of Shares as would constitute at least a majority of the Shares that in the aggregate are outstanding determined on a fully diluted basis (the “Minimum Condition”), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer, the Merger (as defined below) or the transactions contemplated by the Merger Agreement (as defined below) having expired or having been terminated (the “HSR Condition”), (iii) the parties having received notice from the Committee on Foreign Investment in the United States (“CFIUS”) that review of the transactions contemplated by the Merger Agreement under the Exon Florio Amendment to the Defense Production Act of 1950, as amended (the “Exon-Florio Act”), has been concluded, and that CFIUS has determined that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act (the “Exon-Florio Condition”), (iv) the Defense Security Service shall not have indicated that it is unwilling to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to the Offer and the Merger by, and acceptable to, Parent in its sole discretion, in accordance with the National Industrial Security Program Operating Manual (the “DSS Condition”), (v) any other required waiting periods, material clearances or approvals applicable to the Offer or the Merger under any applicable laws having expired and not been extended or been terminated or obtained, as applicable, and (vi) the satisfaction of certain other terms and conditions described in the Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

     The purpose of the Offer is to acquire the entire equity interest in the Company. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 25, 2005 (the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that after the consummation of the Offer and as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), and without any action on the part of the holder thereof, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or Purchaser, in the treasury of the Company or by stockholders, if any, who are entitled to and properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $15.50 in cash, or any higher price that is paid for the Shares in the Offer, without interest (the “Offer Consideration”).

     As a condition and inducement to Parent’s and Purchaser’s entering into the Merger Agreement, certain stockholders of the Company (each, a “Principal Stockholder”), who collectively beneficially own approximately 53% of the outstanding Shares on a fully diluted basis, concurrently with the execution and delivery of the Merger Agreement each entered into a Stockholder Agreement (collectively, the “Stockholder Agreements”), dated as of April 25, 2005, with Parent and Purchaser. Pursuant to the Stockholder Agreements, the Principal Stockholders have agreed, among other things, to tender all of their Shares in the Offer and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger upon the terms and subject to the conditions set forth in the Stockholder Agreements, provided that under certain circumstances these commitments would apply only to the number of Shares representing

35% of the outstanding Shares. In addition, under the Stockholder Agreements, these stockholders granted Parent and Purchaser an option to acquire Shares beneficially owned by them representing 35% of the outstanding Shares under certain circumstances.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (I) DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND APPROVED THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENTS AND (II) RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES OF COMPANY COMMON STOCK PURSUANT TO THE OFFER.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, when, as and if Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which shall act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to the validly tendering stockholders. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment. Payment for Shares purchased in the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) and (iii) any other required documents.

     Subject to compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable rules and regulations promulgated thereunder, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement described below, Purchaser may, without the consent of the Company, elect to (1) terminate the Offer and return all tendered Shares to tendering stockholders, (2) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (3) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended.

     Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement and applicable rules of the SEC), at any time and from time to time, to extend the period of time during which the Offer is open for any reason, including the failure of any of the conditions specified in Section 15 of the Offer to Purchase to be satisfied, and thereby delay acceptance for payment of and payment for any Shares. The term “Expiration Date” shall mean 12:00 Midnight, New York City time, on Tuesday, May 31, 2005, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. If, at the Expiration Date, any of the HSR Condition, the Exon-Florio Condition or the DSS Condition has not been satisfied but such condition(s) are reasonably capable of being satisfied prior to June 21, 2005, and all other conditions to the Offer have been satisfied or are reasonably capable of being satisfied on such date, then, upon the Company’s written request, and provided that the Company is in full compliance with its obligations under the Merger Agreement and the Principal Stockholders are in full compliance with the obligations pursuant to the Stockholder Agreements, Purchaser has agreed to extend the Offer for one or more periods until June 21, 2005. Subject to the terms of the Merger Agreement, Purchaser may, but is not required to, and provided that all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, provide a Subsequent Offering Period (as defined in the Offer to Purchase) in accordance with Rule 14d-11 of the Exchange Act amended following the Expiration Date. Under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. There can be no assurance that Purchaser will provide a Subsequent Offering Period.

     If Purchaser extends the period during which the Offer is open it will do so by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof, such announcement to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

     Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer (other than during a Subsequent Offering Period) may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment, may also be withdrawn at any time after July 2, 2005. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder if different from the name of the person who tendered the Shares, and in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination shall be final and binding on all parties.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided to Purchaser its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

     THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE COMPANY’S BOARD OF DIRECTORS AND THE REASONS THEREFOR) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     Questions or requests for assistance or for copies of the Offer to Purchase, and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be payable to brokers, dealers or other persons other than the Dealer Manager, the Information Agent and the Depositary for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor
New York, NY 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (800) 491-3042

The Dealer Manager for the Offer is:

909 East Main Street
P.O. Box 1575
Richmond, Virginia 23218
(703) 471-3855

May 3, 2005

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